Exhibit 5

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the year ended June 30, 2009

TABLE OF CONTENTS

INTRODUCTION	4

BUSINESS PROFILE AND STRATEGY	4

OVERALL FINANCIAL PERFORMANCE	5

2009 HIGHLIGHTS AND OUTLOOK	5
INDUSTRY AND ECONOMIC REVIEW	7
FINANCIAL ANALYSIS	9
BRANCH COUNT	9
REVENUE	10
SAME BRANCH REVENUES	12
BRANCH OPERATING INCOME	12
EXPENSES (EXCLUDING RETENTION PAYMENTS, AMORTIZATION AND CLASS ACTION SETTLEMENTS)	12
RETENTION PAYMENTS	12
AMORTIZATION	13
INCOME TAXES	13
INCOME FROM CONTINUING OPERATIONS	13

LIQUIDITY AND CAPITAL RESOURCES	13

NORMAL COURSE ISSUER BID	14
SUBSTANTIAL ISSUER BID	14
CONTRACTUAL OBLIGATIONS	14

SUMMARY OF QUARTERLY RESULTS	14

FOURTH QUARTER	15

RELATED PARTY TRANSACTIONS	17

RISK FACTORS AFFECTING PERFORMANCE	17

CONTRACTUAL BUSINESS ARRANGEMENTS	18

LEGAL PROCEEDINGS AND OTHER CONTINGENCIES	18

LEGAL PROCEEDINGS	18
OTHER CONTINGENCIES	20

CRITICAL ACCOUNTING ESTIMATES	20

REVENUE RECOGNITION	20
THIRD PARTY LENDERS/RETENTION PAYMENTS	21
AMORTIZATION POLICIES AND USEFUL LIVES	21
GOODWILL	21
LONG-TERM INVESTMENT	22
DEFERRED LEASE INDUCEMENTS	22
CONTINGENCIES	22
INCOME TAX ESTIMATES AND FUTURE INCOME TAXES	22
STOCK BASED COMPENSATION	22
EARNINGS PER SHARE	23
ACCOUNTING FOR THE IMPAIRMENT OF LONG-LIVED ASSETS	23
FINANCIAL INSTRUMENTS	23
CAPITAL DISCLOSURES	25

CHANGES IN ACCOUNTING POLICIES AND PRACTICES	25

EMERGING ISSUES COMMITTEE (“EIC”) 173, CREDIT RISK AND THE FAIR VALUE OF FINANCIAL ASSETS AND FINANCIAL LIABILITIES	25

RECENT ACCOUNTING PRONOUNCEMENTS NOT YET ADOPTED	25

GOODWILL AND INTANGIBLE ASSETS	25
BUSINESS COMBINATIONS	26
NON-CONTROLLING INTERESTS	26
CONSOLIDATED FINANCIAL STATEMENTS	26
FINANCIAL INSTRUMENTS — RECOGNITION AND MEASUREMENT	26
INTERNATIONAL FINANCIAL REPORTING STANDARDS (“IFRS”)	27

CONTROLS AND PROCEDURES	27

DISCLOSURE CONTROLS AND PROCEDURES	27
INTERNAL CONTROL OVER FINANCIAL REPORTING	27
EVALUATION OF EFFECTIVENESS	27
LIMITATIONS ON THE EFFECTIVENESS OF DISCLOSURE CONTROLS AND PROCEDURES AND INTERNAL CONTROLS OVER FINANCIAL REPORTING	28

DIVIDENDS	28

OUTSTANDING SHARE DATA	28

OTHER	29

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION	29
NON-GAAP MEASURES	29
EBITA RECONCILIATION	30

INTRODUCTION

The following management discussion and analysis (“MD&A”) should be read in conjunction with The Cash Store Financial Services Inc.’s (“Cash Store Financial”) fiscal 2009 audited consolidated financial statements and our Annual Information Form (“AIF”) for fiscal 2009 which are available on SEDAR (“System for Electronic Document Analysis and Retrieval”) at www.sedar.com.

This MD&A is dated as of August 26, 2009.

BUSINESS PROFILE AND STRATEGY

This section contains forward-looking statements.  See Cautionary Statement Regarding Forward-Looking Information located at the end of this MD&A.

Cash Store Financial is an alternative financial services provider to traditional banks, serving the needs of everyday people, through our two branch banners: The Cash Store and Instaloans.  The Cash Store and Instaloans act as brokers to facilitate payday advance services to income-earning consumers. We also provide a range of in-demand financial products that are not supplied by traditional financial institutions. Driven by a dynamic workforce, a performance-based culture, and a commitment to strong business fundamentals, at June 30, 2009, we owned and operated 424 branches in nine provinces and two territories and employed over 1,600 associates across Canada.  Cash Store Financial is the only payday advance broker in Canada listed for trading on the Toronto Stock Exchange. Cash Store Financial trades under the symbol “CSF”.

Our business is based on the recognition that the needs of a segment of the population are not being met by traditional financial institutions. Our strategic objective is to establish The Cash Store and Instaloans as the alternative financial services provider of choice offering a wide range of products, a high level of customer service, convenient locations and hours of operation.

In addition to meeting our customers’ needs by providing small, short-term loans which can be accessed quickly, we also offer term loans, injury advances, financial product insurance, prepaid phone cards and cheque cashing products.

Cash Store Financial is strongly committed to the communities we serve.  As part of this commitment we have partnered with the Alberta Diabetes Foundation and the Alberta Diabetes Institute.  We have committed to raise $7.5 million over the next seven years. Annual runs across Canada have been planned and commenced in June 2009.

Cash Store Financial’s strategic priorities are:

Operational:

•                  Maintaining a dominant position in the Canadian alternative financial services industry, through continued expansion into underserved communities;

•                  Providing superior service and innovative products;

•                  Building partnerships with our customers to ensure that their needs are met;

•                  Developing a motivated, knowledgeable team of associates dedicated to serving our customers through advance training and communication porgrams;

•                  Providing strong leadership through in-the-field hands-on involvement of senior management; and

•                  Working closely with government bodies to ensure a healthy, regulated industry exists to serve the needs of the Canadian population.

Financial:

•                  Maximizing shareholder value by growing our earnings per share;

•                  Maintaining a strong balance sheet to ensure continued aggressive growth at acceptable risk and enabling us to respond quickly to growth opportunities as they arise;

•                  Controlling costs through a strong focus on operational excellence; and

•                  Ensuring that all branches are contributing to our profitability.

OVERALL FINANCIAL PERFORMANCE

2009 Highlights and Outlook

This section contains forward-looking statements.  See Cautionary Statement Regarding Forward-Looking Information located at the end of this MD&A.

Income from continuing operations for the year ended June 30, 2009 was $14.6 million, a record for us, compared to $12.5 million in the prior year. The higher earnings, along with our share-buy-back programs, resulted in diluted earnings per share from continuing operations increasing to $0.81 ($0.82 basic), compared to $0.62 ($0.62 basic), for the year ended June 30, 2008. Before costs associated with the class action settlements we would have had diluted earnings per share from continuing operations of $1.07 ($1.08 basic).

Our EBITA (income from continuing operations before interest, income taxes, stock-based compensation, and amortization of capital and intangible assets) for the year ended June 30, 2009 was $28.6 million, compared to $26.3 million for the year ended June 30, 2008. This improvement is due to record revenue increases offset by higher expenses primarily due to opening a net 40 new branches, costs associated with non recurring class action settlements, provincial regulation costs and the increased information technology infrastructure added during the year.  We have also increased our infrastructure, including the addition of new regional managers, divisional vice presidents and enhancements within our business development and national collection center departments. EBITA from continuing operations adjusted for the class action settlement would have been $35.5 million, compared to $26.3 million for the year ended June 30, 2008, a 35.1% increase.

The higher fiscal 2009 earnings reflect the following:

•                  Record branch level revenues and branch operating income due to the addition of 40 branches (net) as well as a 10.7% increase in same branch revenues through improved associate retention, more effective bonus structures, communication of expectations at all levels of the organization and action plans for our lowest-performing branches; and

•                  Improved collection protocols used to reduce retention payments in line with management’s expectations.

Earnings were reduced by:

•                  Increased branch expenses as a result of opening a net 40 new branches;

•                  $6.9 million in costs associated with the class action settlements and increased costs associated with the class action lawsuits including professional fees and other related costs incurred to defend our position;

•                  Increased branch, regional and corporate expenses related to enhanced benefits programs and higher bonuses at all levels due to higher profitability.  These programs and bonuses have increased associate retention, which should help reduce operational expenses over the long-term;

•                  Costs associated with provincial regulations;

•                  Increase branch and corporate expenses related to the enhancement of our information system security and infrastructure as well as the development of a new operating system;

•                  Branch closure costs; and

•                  Increased expenditures on stock-based compensation.

Management has established as a strategic priority an improvement to the revenue and earnings contributions of our lowest-performing branches. The effective execution of corporately-directed branch action plans has increased the profitable branches as a percentage of our overall branch network, and has shown an increase in the earnings contribution of our lowest-performing branches.

Product and revenue diversification initiatives continue to generate positive results. Fees from other services (including fees from cheque cashing, money transfer, payment protection, debit cards, pre-paid credit cards, term loans, collections and prepaid phone cards) increased to $25.5 million for the year, compared to $21.7 million for the year ended June 30, 2008. During the year and in future years we will continue to focus on ancillary products which enhance and continue to contribute to our core product line-up. We will be eliminating those services which provide only nominal contributions.

In order to further increase shareholder value, we have, over the past year, repurchased 1,218,470 common shares pursuant to a normal course issuer bid at an average share price of $5.83 per share and at a total cost of $7.1 million. In addition, we have, over the past year repurchased 1.5 million common shares pursuant to a substantial issuer bid at an average share price of $6.00 per share at a total cost of $9.0 million. Combined, these two transactions amounted to 16.0% of our shares outstanding at June 20, 2009.

Dividends declared per common share for 2009 totaled $0.335, up from $0.175 in 2008.

During the year, working capital has decreased by $7.1 million, from $16.7 million at June 30, 2008 to $9.6 million at June 30, 2009. The decrease in working capital is primarily due to the purchase of our common shares and dividend payments, settlement of our class action lawsuits but which has been offset by the utilization of most of the future tax benefit associated with the spin-out of the rental operations on March 31, 2008 and cash flow from operations.  Before the class action settlement our working capital would have been only slightly lower.

Also, during the year, we have accrued $6.9 million in costs associated with the settlement of two out of three of the class action lawsuits outstanding against us.  We believe the settlement of these class actions will allow management to better focus their time on income earning strategic priorities as well as the reduction of future professional fees and other costs related to defending these lawsuits.

Industry and economic review

The payday loan industry is subject to various federal and provincial laws and regulations. The laws and regulations are subject to change and could impose unforeseen costs or limitations on the industry.

The Minister of Justice and Attorney General of Canada introduced Bill C-26, An Act to amend the Criminal Code (criminal interest rate), in the House of Commons on October 6, 2006. This enactment amends the Criminal Code of Canada (the “Code”) by exempting persons from the application of section 347 of the Code in respect of agreements for small, short-term loans (“Payday Loans”). The Bill received Royal Assent on May 3, 2007.  Bill C-26 is designed to exempt Payday Loans from criminal sanctions in order to facilitate provincial regulation of the Payday Loan industry. .

Section 347 of the Code makes it an offence to enter into an agreement or arrangement to receive, or to actually receive, “interest” on credit in excess of 60 per cent per annum of the total value of the credit advanced. Payday lending and a variety of other short-term financing arrangements were inadvertently caught under this legislative scheme for exceeding the criminal interest rate.  Bill C-26 was enacted to rectify this discrepancy. Bill C-26 introduced section 347.1 of the Code, which retains the definition of “interest” found in section 347. The new section also defines a “payday loan” as, “an advancement of money in exchange for a post-dated cheque, a preauthorized debit or a future payment of a similar nature but not for any guarantee, suretyship, overdraft protection or security on property and not through a margin loan, pawnbroking, a line of credit or a credit card.” Section 347.1 further provides that the federal government will exempt a payday lender from criminal interest rate provisions if:

a)              the loan is for $1,500 or less and the term of the agreement is for 62 days or less;

b)             the lender is licensed or otherwise specifically authorized under the laws of a province to enter into the loan agreement; and

c)              the province is designated by the federal government.

In order for a province to be designated by the Governor in Council, the province must:

a)              request, through its Lieutenant Governor in Council, the federal designation;

b)             enact legislative measures that protect recipients of payday loans; and

c)              provide for limits on the total cost of borrowing under payday loan agreements.

Essentially, the exemption applies to payday loan companies licensed by any province that has legislative measures in place designed to protect consumers and limit the overall cost of loans.

Cash Store Financial has indicated its support of the amendments to section 347 of the Code as well as provincial industry regulation. Cash Store Financial is, and has been, in compliance with section 347 of the Code, a position maintained throughout the three class proceedings in which it has been involved. The settlement of class proceedings in British Columbia and Ontario did not require any substantive changes to Cash Store Financial’s operating model.

Many provinces are currently working through a process to establish consumer protection measures for the payday loan industry.  These measures will include rate caps and a ban on rollovers. With the exception of Manitoba, New Brunswick, Prince Edward Island and Newfoundland, all Provinces are anticipated to have provided full clarity on rate caps for payday loans by the close of calendar 2009.  While at this stage it remains difficult to specify expected rates for all provinces, all Canadian jurisdictions appear committed to facilitating a competitive industry. As such we believe our business will not be negatively impacted by these rate caps and as a result of Cash Store Financial banning rollovers ahead of most industry players we believe we have gained a competitive advantage.

To date the following rate caps have been announced, but are not yet in force:  British Columbia: $23 per hundred dollars loaned; Ontario: $21 per hundred dollars loaned; Alberta: $23 per hundred dollars loaned.  As at July 1, 2009, Nova Scotia has announced and put into force a rate cap of $31 per hundred dollars loaned.

During this period of economic and financial market uncertainty, we continue to analyze the impact to the industry particularly in the areas of revenue growth, default rates and access to capital. To date, we have not experienced any substantial negative effects to our business or ability to meet our customers’ needs.

Financial Analysis

This analysis provides an overview of our financial results for the year ended June 30, 2009 compared to the year ended June 30, 2008.

	Three Months Ended		Twelve Months Ended
	June 30	June 30	June 30	June 30
Thousands of dollars, except for per share amounts and branch figures	2009	2008	2009	2008
Consolidated results
No. of branches	424	384	424	384
Revenue
Brokerage	$39,700	$34,490	$150,253	$130,567
Corporate	31	52	252	232
	39,731	34,542	150,505	130,799
Branch expenses	20,299	18,634	77,881	70,852
Retention payments	4,600	4,229	17,988	20,111
Branch operating income	14,832	11,679	54,636	39,836

Regional expenses	2,333	1,985	8,218	7,440
Corporate expenses	5,038	3,525	16,656	11,182
Other amortization	527	244	1,333	822
Income from continuing operations before income taxes, class action settlement and discontinued operations	6,934	5,925	28,429	20,392
Class action settlement	5,000	—	6,910	—
Income from continuing operations	1,232	3,190	14,647	12,522
Loss from discontinued operations	—	—	—	(1,716)
EBITA *	3,891	7,614	28,583	26,271
Net income and comprehensive income	$1,232	$3,190	$14,647	$10,806
Weighted average number of shares outstanding - basic	16,929	19,652	17,958	20,124
Basic earnings per share
Income from continuing operations	$0.07	$0.16	$0.82	$0.62
Loss from discontinued operations	—	—	—	(0.08)
Net income and comprehensive income	0.07	0.16	0.82	0.54
Diluted earnings per share
Income from continuing operations	0.07	0.16	0.81	0.62
Loss from discontinued operations	—	—	—	(0.09)
Net income and comprehensive income	$0.07	$0.16	0.81	$0.53
Consolidated Balance Sheet Information
Working capital	$9,667	$16,740	$9,667	$16,740
Total assets	83,796	81,787	83,796	81,787
Total long-term liabilities	2,959	1,800	2,959	1,800
Total liabilities	17,944	10,585	17,944	10,585
Shareholders' equity	$65,852	$71,202	$65,852	$71,202

*EBITA —earnings from continuing operations before interest, income taxes, stock-based compensation, amortization of capital and intangible assets

Branch Count

This section contains forward-looking statements.  See Cautionary Statement Regarding Forward-Looking Information located at the end of this MD&A.

At June 30, 2009 a total of 424 branches were in operation compared to 384 branches at June 30, 2008. During the year, 49 new branches were opened and 5 underperforming and 4 acquired branches were closed and accounts transferred to nearby branches. Branch performance continues to be monitored and consolidations will occur when efficiencies can be achieved.

We opened 49 new branches, which was in line with our targeted 50 to 60 branches.  The closing of 5 underperforming and 4 acquired branches is consistent with our strategy of ensuring positive contributions from all our branches.  We anticipate opening 70 to 80 branches over the next year.

Revenue

Revenue increased 15.0% to $150.5 million from $130.8 million last year.  The higher revenue reflects an increase in the number of branches, increased same branch revenues, loans brokered and related other services.  Specifically this growth is due to 40 net new branches, the maturing of existing branches and continued focus on ensuring all branches are making positive contributions.  Same branch revenues increased through improved staff retention, more effective bonus structures, communication of expectations at all levels of the organization and action plans for our lowest-performing branches.

The table below illustrates consistent growth in all branch age categories contributing to the overall growth in revenue.

		Revenues			Average
(Thousands of dollars)	Number of			%
Year Opened	Branches	F2009	F2008	Change	F2009	F2008
2001*	94	$39,981	$38,920	3%	$35	$35
2002	14	7,124	6,981	2%	42	42
2003	35	15,959	14,830	8%	38	35
2004	52	20,804	19,015	9%	33	30
2005	67	24,676	22,362	10%	31	28
2006	54	18,485	15,078	23%	29	23
2007	25	7,206	5,374	34%	24	18
2008	35	9,205	2,652	247%	22	6
2009	48	4,126	—		7	—
Subtotal	424	147,567	125,211	18%	$29	$25
Closed Branches		431	2,694
Other		2,255	2,662
Continuing Operations		$150,253	$130,567

* Instaloans branches were acquired by Cash Store Financial on April 22, 2005, they have been operating since 2001.

The following table depicts the split between brokerage fees and other revenues:

	Three months ended		Twelve months ended
	June	June	June	June
(thousand of dollars)	2009	2008	2009	2008
Revenues
Brokerage fees	$33,123	$28,618	$124,808	$108,882
Other	6,577	5,871	25,445	21,685
	39,700	34,489	150,253	130,567
Corporate	31	52	252	232
	$39,731	$34,542	$150,505	$130,799

Broker fees for the year increased 14.6% to $124.8 million from $108.9 million in the prior year as a direct result of the net 40 additional branches, the maturing of existing branches and the increased focus on growth through the establishment and communication of higher expectations at all levels, improved staff retention and more effective bonus structures.

Revenue from other services (including fees from cheque cashing, money transfers, payment protection, prepaid credit cards, debit cards, term loans, collections and prepaid phone cards) increased to $25.4 million during the year, up from $21.7 million last year. These improvements demonstrate the progress we continue to make against our objective of diversifying our revenue stream and increasing the value generated from our existing suite of products. During the year and in future years we will continue to focus on ancillary products which will enhance and feed our core products.  We will be eliminating those services which only provide nominal contributions.

Loans brokered in the year totalled $594.2 million and averaged $365 per loan (excluding our broker fee), compared to $521.6 million and an average of $360 per loan last year.

Same Branch Revenues

Same branch revenues for the 344 locations open since the beginning of the first quarter of fiscal 2008 increased by 10.7% compared to the same period last year, with same branch revenues averaging $392,800 year-to-date compared to $354,900 in the same period last year.  Same branch revenues increased through improved staff retention, more effective bonus structures, communication of expectations at all levels of the organization and action plans for our lowest-performing branches.

We continue to maximize shareholder value from our network of branches and products. As the cost structure for the existing branch base is relatively fixed, improving same branch revenues is an important objective. Small increases in same branch revenues currently lead to a direct increase in profitability.

Branch Operating Income

Branch operating income (“BOI”) for the year was a record $54.6 million compared to $39.8 million last year.  Branch operating income improved as a result of increased revenue, as noted above, which was partially offset by increased expenses. Branch operating income for the year, by maturity level, is outlined below:

(Thousands of dollars)	Number of	BOI (Loss)		BOI % of Revenues
Year Opened	Branches	F2009	F2008	F2009	F2008
2001 *	94	$17,192	$14,468	43.0%	37.2%
2002	14	2,705	2,836	38.0%	40.6%
2003	35	6,997	5,464	43.8%	36.8%
2004	52	8,507	6,961	40.9%	36.6%
2005	67	8,991	6,535	36.4%	29.2%
2006	54	6,151	2,940	33.3%	19.5%
2007	25	2,032	354	28.2%	6.6%
2008	35	2,604	(254)	28.3%	-9.6%
2009	48	(1,045)	—	-25.3%	—
Subtotal	424	54,133	39,304
Branches not yet open		(14)	(32)
Closed branches		(378)	(402)
Other		895	966
Branch Operating Income		$54,636	$39,836

* Instaloans branches were acquired by Cash Store Financial on April 22, 2005, they have been operating since 2001.

Expenses (excluding retention payments, amortization and class action settlements)

Expenses for the year totalled $98.1 million, an increase from $85.0 million last year. The increased expenses were attributed to the addition of a net 40 new branches, increased bonuses related to higher profitability, increased infrastructure at the regional and corporate levels, information system infrastructure costs, professional fees related to the class action lawsuits and provincial regulation.

Retention Payments

Third-party lender retention payments for the year totalled $18.0 million (3.0% of loans brokered), compared to $20.1 million (3.9% of loans brokered) last year. Payments decreased despite the fact that total loans brokered increased to $594.2 million this year from $521.6 million last year. As a percentage of brokerage revenue, retention payments have decreased to 12.0% in 2009, compared to 15.4% in 2008.

Improved collection protocols have contributed to a continued reduction in retention payments in line with management’s expectations.

Amortization

Amortization of capital and intangible assets for the year totalled $6.0 million, compared to $5.2 million last year. The increase reflects the addition of a net 40 new branches.

Income Taxes

Our effective tax rate for the year ended June 30, 2009 was 31.9%, compared to 38.6% for the prior year, as a result of a decrease in federal and provincial corporate tax rates.  Last year’s tax rate increase was also due to a reduction of future tax assets as part of the rental division spin-off of approximately $290,000 and a reduction in the overall effective tax rates into the future, thereby reducing the overall value of the future income tax asset, which will be realized when temporary differences will be recognized.

The effective rate was also higher than the calculated consolidated statutory rate of approximately 31.3% (2008 — 32.6%) the impact of non-deductible stock-based compensation and warrants to outside agents which totalled $1.2 million in fiscal 2009 (2008 — $625,000).

Income from Continuing Operations

Income from continuing operations for the year was $14.6 million, compared to $12.5 million in fiscal 2008. The increased income from operations was due primarily to improved revenues and lower retention payments, offset by expenses associated with 40 net new branches, $6.9 million in costs associated with the class action settlements, increased infrastructure at all levels, increased information system infrastructure costs and professional fees associated with the class action lawsuits and provincial regulation.

Income from continuing operations adjusted for the class action lawsuit (net of tax) would have been $19.3 million compared to $12.5 million in fiscal 2008.

LIQUIDITY AND CAPITAL RESOURCES

Our cash increased to $18.5 million as at June 30, 2009, compared to $15.6 million at June 30, 2008. Our cash includes $3.0 million in externally restricted cash related to the issuance of a standby letter of credit in the same amount. The standby letter of credit was issued pursuant to provisions of an agreement with DirectCash ATM Processing Partnership, our debit and prepaid credit card service provider, which was required to satisfy timing differences in cash settlements. Also $1.5 million of cash is set aside for the Ontario class action settlement. Significant items impacting cash during fiscal 2009 include:

•                  The repurchase of our shares pursuant to a normal course issuer bid and substantial issuers bid in the amount of $16.1 million;

•                  Dividend payments of $5.3 million;

•      Cash generated from operating activities, before non-cash operating items, of $24.8 million; and

•      Capital asset expenditures of $6.3 million in the year.

As at June 30, 2009, our working capital position totalled $9.7 million. The $7.1 million decrease from June 30, 2008 is primarily as a result of settling the class action lawsuits in Ontario and British Columbia see below.

Normal Course Issuer Bid

On June 30, 2009, we announced our intention to make a normal course issuer bid (the “Bid”) to purchase, through the facilities of the Toronto Stock Exchange, certain of our outstanding common shares. The number of common shares to be purchased during the period of the Bid from July 3, 2009 to July 2, 2010 will not exceed 1,063,295 common shares, or approximately 10% of the public float outstanding on June 30, 2009. Common shares purchased pursuant to the Bid will be cancelled.

We repurchased 1,218,470 common shares (2008 - 1,353,110 common shares) at a cost of $7.1 million for the year ended June 30, 2009.

Substantial Issuer Bid

On November 5, 2008, we announced our intention to make a substantial issuers bid (“the Offer”) pursuant to which we offered to purchase for cancellation up to $9 million of our outstanding common shares from shareholders. The Offer proceeded by way of a “Dutch Auction”.  We have, over the past year, repurchased 1.5 million common shares pursuant to the substantial issuer bid at an average share price of $6.00 per share at a total cost of $9.0 million.

Contractual Obligations

Our contractual obligations over the next five years and thereafter are summarized in the table below. For additional information, see Notes 12 and 15 (a) of our audited consolidated financial statements for the year ended June 30, 2009.

					5 Years and
(thousands of dollars)	1 Year	2 Years	3 Years	4 Years	>	Total
Obligations under Capital
Leases and Other	$500	$500	$455	$184	$—	$1,639
Operating leases	11,633	9,869	8,204	5,947	3,499	39,152
	$12,133	$10,369	$8,659	$6,131	$3,499	$40,791

SUMMARY OF QUARTERLY RESULTS

The financial results for each of the last eight quarters are summarized in the following table. The results demonstrate a continued emphasis on revenue growth compared to the prior quarters with an equal emphasis on management programs for underperforming branches.

In general, improved results reflect a pattern of maturation in our branch network. Beginning in the last quarter of fiscal 2008, there was an increase in brokerage revenue over prior periods due to our renewed emphasis on revenue growth. Branch expenses and overall expenses have also steadily increased due to an increased number of branches in operation and costs associated with adding infrastructure at the regional and corporate levels, enhancements to our IT infrastructure and costs associated with the class action settlements and regulations.

On November 28, 2007, the Company’s shareholders approved a plan to spin-off the Company’s rental operations and certain of its assets and liabilities to Insta-Rent Inc., whose common shares were, upon the completion of this transaction, owned by the shareholders of the Company. This spin-off transaction was completed on March 31, 2008 and, accordingly, the Company ceased to consolidate those assets and liabilities of the rental division transferred to Insta-Rent Inc. and have presented the results of its operations and its cash flows for the last year, year ended June 30, 2008, as discontinued operations.

From a seasonality perspective, we believe that our revenues are generally stronger in the first and fourth quarters followed by the second and third quarter. In addition, quarterly results of operations are impacted by the number and timing of new branch openings.

	2009				2008
(thousands of dollars, except for per share amounts and branch figures)	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Consolidated Results
No. of branches	424	423	415	391	384	378	367	361

Brokerage	$39,700	$36,294	$36,966	$37,293	$34,490	$31,305	$32,591	$32,181
Corporate	31	12	83	126	52	41	83	57
	39,731	36,306	37,049	37,419	34,542	31,345	32,674	32,238
Branch expenses	20,299	20,110	18,935	18,537	18,635	17,724	17,460	17,034
Retention payments	4,600	4,537	4,600	4,251	4,229	4,800	5,290	5,792
Branch operating income	14,832	11,659	13,514	14,631	11,678	8,821	9,924	9,413
Regional expenses	2,333	2,140	2,024	1,721	1,985	1,730	1,991	1,734
Corporate expenses	5,038	4,523	3,691	3,404	3,524	2,827	2,589	2,243
Other amortization	527	311	281	214	244	234	180	163
Net income before income taxes, class action settlement and discontinued operations	6,934	4,685	7,518	9,292	5,925	4,030	5,165	5,273
Class action settlement	5,000	—	1,910	—	—	—	—	—
EBITA from continuing operations	3,891	6,460	7,303	10,929	7,614	5,433	6,639	6,585
Net income from continuing operations	1,232	3,067	4,292	6,056	3,190	2,706	3,207	3,418
Loss from discontinued operations	—	—	—	—	—	(650)	(676)	(390)
Net income and comprehensive income	$1,232	$3,067	$4,292	$6,056	$3,190	$2,056	$2,531	$3,028
Basic earnings per share
Income from continuing operations	$0.07	$0.18	$0.23	$0.31	$0.16	$0.14	$0.15	$0.17
Loss from discontinued operations	—	—	—	—	—	(0.04)	(0.02)	(0.02)
Net income and comprehensive income	0.07	0.18	0.23	0.31	0.16	0.10	0.13	0.15
Diluted earnings per share
Income from continuing operations	0.07	0.18	0.23	0.31	0.16	0.13	0.16	0.17
Loss from discontinued operations	—	—	—	—	—	(0.03)	(0.04)	(0.02)
Net income and comprehensive income	$0.07	$0.18	$0.23	$0.31	$0.16	$0.10	$0.12	$0.15

Fourth Quarter

Net income from continuing operations adjusted for the class action settlement (net of tax) would have been $4.6 million compared to $3.2 million for the same quarter last year. Excluding the class action settlement in the quarter (net of tax) diluted earnings per share from continuing operations would have been $0.27 per share ($0.27 basic).

Net income from continuing operations for the fourth quarter of fiscal 2009 decreased to $1.2 million, compared to $3.2 million for the same quarter last year mainly due to a $5.0 million charge for the class action settlement in British Columbia in the fourth quarter.  Diluted earnings per share for continuing operations for the fourth quarter were $0.07 per share ($0.07 basic), compared to $0.16 per share ($0.16 basic) for the same quarter last year.

Branch operating income for the quarter, by maturity level, is outlined below:

		BOI (Loss)		BOI % of Revenues
(Thousands of dollars)	Number of	Q4	Q4	Q4	Q4
Year Opened	Branches	2009	2008	2009	2008
2001 *	94	$4,281	$3,848	42.8%	39.7%
2002	14	775	768	41.6%	42.5%
2003	35	1,809	1,496	44.1%	39.4%
2004	52	2,302	2,147	43.2%	42.4%
2005	67	2,487	1,941	39.0%	33.3%
2006	54	1,772	1,107	35.6%	27.0%
2007	25	596	228	31.1%	15.0%
2008	35	943	50	35.3%	3.6%
2009	48	(246)	—	-12.3%	—
	424	14,719	11,585
Branches not yet open		(12)	(32,000)
Closed branches		(9)	(162)
Other		135	289
Branch Operating Income		$14,832	$(20,289)

* Instaloans branches were acquired by Cash Store Financial on April 22, 2005; they have been operating since 2001.

Branch Operating Income has increased 27.0% to $14.8 million in 2009 compared to $11.7 million in fiscal 2008.  The increase was caused by the maturing of branches, increased emphasis on growth and effective action plans implemented for underperforming branches.

Revenue for the fourth quarter of fiscal 2009 increased to a record $39.7 million, compared to $34.5 million for the same quarter last year due to an additional net 40 new branches operating during the fourth quarter of fiscal 2009 and an 11.9% increase in same branch revenues.

		Revenues			Average
(Thousands of dollars)	Number of	Q4	Q4%		Q4	Q4
Year Opened	Branches	2009	2008	Change	2009	2008
2001 *	94	$10,004	$9,692	3%	$35	$34
2002	14	1,862	1,809	3%	44	43
2003	35	4,100	3,799	8%	39	36
2004	52	5,328	5,066	5%	34	32
2005	67	6,372	5,829	9%	32	29
2006	54	4,974	4,107	21%	31	25
2007	25	1,916	1,526	26%	26	20
2008	35	2,670	1,392	92%	25	13
2009	48	1,993	—		14	—
	424	39,220	33,220	18%	$31	$26
Closed branches		—	570
Other		479	700
Continuing operations		$39,700	$34,490

* Instaloans branches were acquired by Cash Store Financial on April 22, 2005, they have been operating since 2001.

Same branch revenues for the 365 locations open since the beginning of the fourth quarter of fiscal 2008 increased by 11.9% compared to the same quarter last year, with same branch revenue averaging $99,800 in the fourth quarter of fiscal 2009 compared to $89,100 in the fourth quarter of fiscal 2008. Same branch revenues increased through improved associate retention, more effective bonus structures, communication of expectations at all levels of the organization and action plans for our lowest-performing branches.

Expenses for the fourth quarter of fiscal 2009 totalled $26.5 million, compared to $23.0 million in the same quarter last year. These increased costs are due to increases in the number of branches, increased bonuses and benefits at all levels, infrastructure additions at the regional and corporate levels along with enhancements in our IT infrastructure and increased costs associated with provincial regulations. Retention payments totalled $4.6 million in the fourth quarter, compared to $4.2 million in the same quarter last year. The amortization of capital and intangible assets was up $389,000 to $1.7 million due to a net of 40 new branches in operation during the fourth quarter of fiscal 2009 as compared to the same quarter last year.

Our effective tax rate was 36.2% for the quarter ended June 30, 2009 compared to 46.2% for the same quarter in the prior year. The decrease was caused by lower effective rates being applied on current and future taxes. Last year’s tax rate increase was also due to a reduction of future tax assets as part of the rental division spin-off of approximately $290,000 and a reduction in the overall effective tax rates into the future, thereby reducing the overall future income tax asset when temporary differences will be recognized.

RELATED PARTY TRANSACTIONS

We provided administrative functions to Insta-Rent Inc (“Insta-Rent”).  Insta-Rent was determined to be a related party during this period as it was controlled by the shareholders of the Company until September 30, 2008 at which time Insta-Rent ceased to be a related party as a result of it being acquired by a third-party entity. For this service we charged Insta-Rent $30,000 per month.  Included in selling, general and administrative expenses is a recovery of $90,000 (2008 - $90,000) related to these services for the period that Insta-Rent was a separate public company.

We own approximately 18.3% of the outstanding common shares of The Cash Store Australia Holdings Inc.  Included in accounts receivable in 2009 was $1,000 (2008 - $659,830) receivable from The Cash Store Australia Holdings Inc.  We provide administrative functions to The Cash Store Australia Holdings Inc.  For this service we now charge The Cash Store Australia Holdings Inc. $5,000 per month.  Included in selling, general and administrative expenses is a recovery of $82,380 (2008 - $nil).  These transactions are subject to normal trade terms and are measured at the actual exchange amount. Certain employees, directors, and officers have an ownership in The Cash Store Australia Holdings Inc.

RISK FACTORS AFFECTING PERFORMANCE

Our financial and operational performance is potentially affected by a number of factors including, but not limited to, changing consumer protection regulations, industry- and company-specific class action lawsuits, access to third party lenders, and other issues described in our most recent Annual Information Form (“AIF”).  We identify risks in four main categories: 1) operational; 2) financial; 3) legal and regulatory; and 4) strategic.  A more detailed discussion of our risk factors is presented in our most recent AIF filed with the securities regulatory authorities on SEDAR (www.sedar.com). We work continually to assess and mitigate the impact of potential risks to our stakeholders.

CONTRACTUAL BUSINESS ARRANGEMENTS

Our subsidiaries, The Cash Store Inc. and Instaloans Inc., act as brokers on behalf of consumers seeking short term advances. Neither we nor any of our subsidiaries fund the short term advances; most funding is provided by independent third party lenders. The advances are repayable by the customer to the third party lenders and represent assets of the lenders, accordingly they are not included on our balance sheet. To facilitate the short term advance business, written agreements have been entered into with a number of third party lenders that are prepared to consider lending to brokerage customers. The absence of third party lenders willing to lend to brokerage customers could have a material impact on our business.

LEGAL PROCEEDINGS AND OTHER CONTINGENCIES

Legal Proceedings

Ontario and the rest of Canada, with the exception of British Columbia and Alberta

On April 13, 2004, a legal proceeding was commenced against The Cash Store Inc. and Instaloans Inc., by Thompson McCutcheon (the “Plaintiff”), a customer.  The Plaintiff obtained an order pursuant to the Class Proceedings Act, 1992, S.O. 1992 c.6 (the “Class Proceeding Act”), as amended, certifying the action as a class proceeding and appointing him as the representative of the class.  The Plaintiff asserted that we were in breach of the Criminal Code of Canada and the Fair Trading Act as the aggregate of all charges including interest, broker fees and card fees charged was in excess of those allowed by law.  The Statement of Claim stated that the members of the Class would seek to recover all amounts charged, collected or received by the defendants at a criminal rate of interest, and/or at an excessive rate as well as damages, costs and interest.

On December 2, 2008, the Ontario Superior Court of Justice certified the class action lawsuit as a class proceeding under the Act, and granted approval of the settlement that had been agreed to between us and the representative Plaintiff on behalf of the Class. The settlement does not constitute any admission of liability by Cash Store Financial.

Under the terms of the settlement, we are to pay to the class a minimum of $750,000 and a maximum of $1.5 million in cash and a minimum of $750,000 and a maximum of $1.5 million in credit vouchers to those customers of The Cash Store and Instaloans, exclusive of Alberta and British Columbia, who were advanced funds under a loan agreement and who repaid the payday loan plus brokerage fees and interest in full. The credit vouchers may be used to pay existing outstanding brokerage fees and interest or to pay a portion of brokerage fees and interest which may arise in the future through new loans advanced. The credit vouchers are fully transferable and have no expiry date. Based on our estimate of the rate of take-up of the available cash and vouchers, a provision of $1.9 million has been recorded to cover the estimated costs of the settlement, including legal fees and other costs.   In addition, we paid the legal fees and costs of the class.  On August 6, 2009 the claims process was concluded and we issued $750,000 in vouchers and $750,000 in cheques to the class members as full and final satisfaction of all claims.

British Columbia

On March 5, 2004, an action under the Class Proceedings Act was commenced in the Supreme Court of British Columbia by Andrew Bodnar and others proposing that a class action be certified, on his own behalf and on behalf of all persons who have borrowed money from the defendants: The Cash Store Inc., Cash Store Financial, and All Trans Credit Union Ltd. The action stems from the allegations that all payday loan fees collected by the defendants constitute interest and therefore violate s. 347 of the Criminal Code. On May 25, 2006, the claim in British Columbia was affirmed as a certified class proceeding of Canada by the B.C. Court of Appeal. In fiscal 2007, the plaintiffs in the British Columbia action brought forward an application to have certain of our customer’s third party lenders added to the Claim.  On March 18, 2008, another action commenced in the Supreme Court of British Columbia by David Wournell and others, the “Related Actions”, against Cash Store Financial, Instaloans Inc., and others in respect of the business carried out under the name Instaloans since April 2005.

On May 12, 2009, we settled the British Columbia Related Actions in principle.  The settlement is conditional upon the terms of the settlement being approved by the Court. The settlement does not constitute any admission of liability by Cash Store Financial. As at June 30, 2009 the settlement had not been approved by the Court. A decision is expected to be received during the second quarter of fiscal 2010.

Under the terms of the settlement in principle, we are to pay to the eligible class members a maximum estimated amount, as at this date, of $8.0 million in cash and $8.0 million in credit vouchers, subject to court approval, who were advanced funds under a loan agreement and who repaid the payday loan plus brokerage fees and interest in full or who met certain other eligibility criteria. The credit vouchers may be used to pay existing outstanding brokerage fees and interest or to pay a portion of brokerage fees and interest which may arise in the future through new loans advanced. The credit vouchers are not transferable and have no expiry date. In addition, we are to pay the legal fees and costs of the class. Based on our estimate of the rate of take-up of the available cash and credit vouchers, a provision and accrued liability of $5,000 has been recorded to cover the estimated costs of the settlement, including legal fees of the Class and costs to administer the settlement fund.  The estimated maximum exposure with respect to this settlement is approximately $16.0 million.  It is possible that additional reserves above that already recorded by the Company could be required.  Additional reserves, if required, cannot be reasonably determined at this time because of the difficulty in predicting the number of Class Members who may sign up for the settlement.

Alberta

We have been served in prior fiscal periods with a Statement of Claim issued in Alberta alleging that we are in breach of s. 347 of the Criminal Code of Canada (the interest rate provision) and certain provincial consumer protection statutes.

The certification motion has been pending since fiscal 2006 and has not yet been heard.

We believe that we conducted our business in accordance with applicable laws and are defending the action vigorously. However, the likelihood of loss, if any, is not determinable. Accordingly, no provision has been made for this action in the accounts.

We are also involved in other claims related to the normal course of operations.  Management believes that it has adequately provided for this claim.

Other Contingencies

As noted previously under the Contractual Business Arrangements section of this MD&A, our subsidiaries, The Cash Store Inc. and Instaloans Inc., act as brokers on behalf of consumers seeking short term advances. The funding of the advances is provided directly to the customers by independent third party lenders. We have entered into written business arrangements with a number of third party lenders that are prepared to consider lending to our customers. Pursuant to these agreements, services related to the collection of documents and information as well as loan collection services are provided to the third party lenders. The agreements also provide that the third party lenders are responsible for losses suffered as a result of uncollectible loans, provided the required duties under the terms of the agreements have been properly performed by the brokerage subsidiaries. In the event the duties are not properly performed and the lenders make a claim as required under the agreement, our subsidiaries may be liable to the lenders’ for losses they have incurred.  Our contingent risk is the balance of the third party lenders loan portfolio which totalled approximately $71 million as at June 30, 2009 (2008 - $58 million). To date, no claims have been made by the third party lenders and no payments have been made or accrued by our subsidiaries pursuant to this clause in the agreements. Risk is managed through compliance with the loan limits, procedures and selection criteria established by the lenders.

CRITICAL ACCOUNTING ESTIMATES

Our accounting policies are integral to understanding and interpreting the financial results reported in this MD&A. The significant accounting policies used in preparing our consolidated financial statements are summarized in Note 1 to those statements which are available on SEDAR at www.sedar.com. Certain policies included in Note 1 are considered to be particularly important to the presentation of our financial position and results of operations, because they require Management to make difficult, complex or subjective judgments and estimates, often as a result of matters that are inherently uncertain, which may result in materially different results under different assumptions and conditions. The following is a discussion of those critical accounting estimates. These estimates are adjusted in the normal course to reflect changing underlying circumstances. The impact and any associated risks related to these critical accounting estimates on our business may also be discussed elsewhere in this MD&A.

Revenue Recognition

Revenue arising from brokering short-term advances for customers is recognized once all services have been rendered, all advance amounts have been received by the customer and we have received the brokerage fee.

Revenue from the our cheque cashing, money order sales, money transfer, bill payment services and other miscellaneous services is recognized when the transactions are completed at the point-of-sale in the branch and the related fee charged by has been received.

For mortgages that the we have funded directly, which have terms ranging from 1 to 12 months, we are recognizing revenue using the effective interest method. Revenues include the interest rate being charged to the customer and the fee being charged and collected from the customer at the time of providing these loans (the “loan origination fee”). The loan origination fee is recognized as an adjustment to the yield on the related loan. We review these loans to assess whether a loan loss reserve is required. In doing so we consider the amount of outstanding loans owed to us, historical loans charged off, current and expected collection patterns and current economic trends.

Third Party Lenders/Retention Payments

We do not fund any short-term advances; all funding is provided by independent third party lenders. As a result, our business is highly dependent on third party lenders who are willing to make significant funds available for lending to our customers. There are no assurances that the existing or new third party lenders will continue to make funds available. Any reduction or withdrawal of funds could have a significant material adverse impact on our results of operations and financial condition.

To facilitate the short term advance business we have entered into written agreements with a number of third party lenders that are prepared to consider lending to our customers. Pursuant to these agreements, we provide services to the lenders related to the collection of documents and information as well as loan collection services. The agreements also provide that the third party lenders are responsible for losses suffered on account of uncollectible loans provided we have properly performed our duties under the terms of the agreements. In the event we do not properly perform our duties and the lenders make a claim as required under the agreement, we may be liable to the lenders for losses they have incurred. A liability is recorded when it is determined that we have a liability under the agreement.

Cash Store Financial’s Board of Directors approved a resolution which authorizes us to pay a maximum amount of retention payments per quarter to third party lenders as consideration to those lenders who continue to be willing to fund advances to our customers. While the third party lenders have not been guaranteed a return, the decision has been made to voluntarily make retention payments to the lenders to deflect the impact of the loan losses they experienced.  Retention payments are recorded in the period in which a commitment is made to a lender pursuant to the resolution approved by the Board of Directors.

Amortization Policies and Useful Lives

We depreciate the cost of capital assets and intangible assets over the estimated useful service lives of the items.  These estimates of useful lives involve considerable judgment.  In determining these estimates, we take into account industry trends and company-specific factors, including changing technologies and expectations for the in-service period of these assets.  On an annual basis, we reassess our existing estimates of useful lives to ensure they match the anticipated life of the asset from a revenue-producing perspective.  If the in-service period change happens more quickly than we have anticipated, we may have to shorten the estimated life of certain capital or intangible assets, which could result in higher depreciation expenses in future periods or an impairment charge to write down the value of capital or intangible assets.

Goodwill

With the acquisition of the assets and certain liabilities of Instaloans on April 22, 2005, we have a significant amount of goodwill on our balance sheet. We have performed a goodwill impairment test as at April 1, 2009 and will continue to do so on an annual basis and more frequently if events or changes in circumstances indicate that an impairment loss may have been incurred. Impairment is tested at the reporting unit level by comparing the reporting unit’s carrying amount to its fair value. The fair values of the reporting units are estimated using a combination of a market approach and discounted cash flows. The process of determining fair values is subjective and requires management to exercise judgment in making assumptions about future results, including revenue and cash flow projections at the reporting unit level, and discount rates. As a result, future goodwill impairment tests could result in significant impairment charges.

Long-term investment

We are using the cost method of accounting for our long-term investment. Under this method, the investment is initially recorded at cost and any earnings from the investment are recognized only to the extent received or receivable.

Deferred Lease Inducements

We have received various inducements to lease space for our branches.  The inducements are amortized over the remaining terms of the respective leases and recorded as a reduction to rent expense.

Contingencies

We are subject to various claims and contingencies related to lawsuits, taxes and commitments under contractual and other commercial obligations.  We recognize liabilities for contingencies and commitments when a loss is probable and capable of being reasonably estimated.  Significant changes in assumptions as to the likelihood and estimates of the amount of a loss could result in recognition of an additional liability.

Income Tax Estimates and Future Income Taxes

As part of the process of preparing our consolidated financial statements, Management is required to estimate income taxes in each of the jurisdictions in which it operates.  This process involves estimating our actual current tax exposure together with assessing temporary differences resulting from differing treatment of items.  These differences result in future income tax assets and liabilities, which are included within our balance sheet.  We must then assess the likelihood that future tax assets will be recovered from future taxable income, and if we assess that recovery is not likely, a valuation allowance must be established. Management judgment is required in determining our provision for income taxes, future tax assets and liabilities and any valuation allowance that may be deemed necessary.

Stock Based Compensation

We have a stock based compensation plan, which is described in Note 13 (b).  We account for all stock based compensation payments that are settled by the issuance of equity in accordance with a fair value-based method of accounting. Stock based compensation awards are recognized in the financial statements over the period in which the related services are rendered, which is usually the vesting period of the option, or as applicable, over the period to the date an employee is eligible to retire, whichever is shorter, with a corresponding increase recorded in contributed surplus. The fair value is calculated using the Black-Scholes option-pricing model. When options are exercised, the proceeds received by us, together with the amount in contributed surplus associated with the exercised options, are credited to share capital.

Earnings Per Share

Basic earnings per share are computed by dividing net income by the weighted average number of common shares outstanding during each reporting period.  Shares issued during the year are weighted for the portion of the year that they are outstanding in accordance with the treasury stock method.  Diluted earnings per share are computed similar to basic earnings per share except that the weighted average shares outstanding are increased to include additional shares from the assumed exercise of stock options, if dilutive.  The number of additional shares is calculated by assuming that outstanding stock options were exercised and that proceeds from such exercises were used to acquire common shares at the average market price during the reporting period.

Accounting for the Impairment of Long-Lived Assets

Long-lived assets and identifiable intangibles subject to amortization are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is assessed by a comparison of the carrying amount of an asset to the sum of future undiscounted cash flows expected to be generated from the use and eventual disposition by the group of assets. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the group of assets exceeds the fair value of the assets. Any assets to be disposed by sale are reported at the lower of carrying amount or fair value less costs to sell and are included in current assets. Such assets are not amortized while they are classified as held-for-sale.

Financial Instruments

The financial instruments standard establishes the recognition and measurement criteria for financial assets, financial liabilities and derivatives. All financial instruments are required to be measured at fair value on initial recognition of the instrument, except for certain related party transactions. Measurement in subsequent periods depends on whether the financial instrument has been classified as “held—for-trading”, “available-for-sale”, “held-to-maturity”, “loans and receivables”, or “other financial liabilities” as defined by the standard.

Financial assets and financial liabilities “held-for-trading” are measured at fair value with changes in those fair values recognized in net earnings. “Available-for-sale” are measured at fair value, with changes in those fair values recognized in Other Comprehensive Income (“OCI”). “Held-to-maturity”, “loans and receivables” and “other financial liabilities” are measured at amortized cost using the effective interest method.

Cash has been designated as “held-for-trading”. Accounts receivable are designated as “loans and receivables”. Accounts payable and accrued liabilities and capital lease obligations and other are designated as “other financial liabilities”.

Section 3862 is based on International Financial Reporting Standards (“IFRS”) 7 “Financial Instruments: Disclosures” and requires disclosures, by class of financial instrument that enables users to evaluate the significance of financial instruments for an entity’s financial position and performance, including disclosures about fair value. In addition, disclosure is required of qualitative and quantitative information about exposure to risks arising from financial instruments, including specified minimum disclosures about credit risk, liquidity risk and market risk. The quantitative disclosures must also include a sensitivity analysis of each type of market risk to which an entity is exposed; show how net income and other comprehensive income would have been affected by reasonably possible changes in the relevant risk variable.

In March 2007, the CICA also issued Handbook Section 3863 to enhance financial statement users’ understanding of the significance of financial instruments to an entity’s financial position, performance and cash flows. This Section establishes standards for presentation of financial instruments and non-financial derivatives. It deals with the classification of financial instruments, from the perspective of the issuer, between liabilities and equity, the classification of related interest, dividends, gains and losses, and the circumstances in which financial assets and financial liabilities are offset. This standard also harmonizes disclosures with IFRS 7. As a result of adopting this standard, new or enhanced disclosure is provided in Note 18 - Financial Instruments and Risk Management.

The main financial risks arising from our financial instruments include interest rate risk, credit risk, liquidity risk, and other market price risk. On a quarterly basis, we review financial risks, sets appropriate limits and controls where necessary. Our strategy for managing these risks and its exposures to risks and how they arise has not changed significantly from the prior fiscal year. We do not currently use derivative financial instruments to manage our foreign exchange, interest rate, and credit or liquidity risk and does not hold or issue derivative financial instruments for trading or speculative purposes.

We are not exposed to foreign exchange risk as all operations are in Canada and so no significant transactions are entered into in a foreign denominated currency.  We do not have significant amounts of interest bearing obligations; therefore, our exposure to interest rate fluctuations relative to financial instruments is minimal. Credit risk is the risk of financial loss to us if a customer or counter-party to a financial instrument fails to meet its contractual obligations and arises principally from our cash and accounts receivable. The maximum amount of credit risk exposure is limited to the carrying amount of the balances disclosed in these financial statements.

We manage the credit risk associated with its cash by holding our funds with reputable Canadian financial institutions.  We act as a broker and have no concentration of credit risk with any particular individual, company or other entity, related to the brokering of payday advance services.  Funding of these short-term advances is provided by independent third party lenders. The advances are repayable by the customer to the third party lenders and represent assets of the lenders.  However, the credit risk relates to the possibility of default of payment on our accounts receivable. We perform on-going credit evaluations, aging of the receivable, payment history, security, and allows for uncollectible amounts when determinable. As at June 30, 2009 there are no significant past due accounts and there has been no impairment adjustments made to the accounts.  The maximum exposures to credit risk are represented by the carrying amount of accounts receivable which is approximately $2.8 million.

We are exposed to liquidity risk from the chance that it will not be able to meet our financial obligations as they become due or will not receive sufficient funds from its third party lenders to advance to our customers.  We manage all liquidity risk through maintaining a sufficient working capital amount through daily monitoring of controls, cash balances and operating results.  Our principal sources of cash are funds from operations.  The maximum exposures to liquidity risk are represented by the carrying amount of accounts payable and accrued liabilities and obligations under capital leases and other which is approximately $15.2 million.

Capital Disclosures

In December 2006, the CICA issued Handbook Section 1535. This standard requires that an entity disclose information that enables users of its financial statements to evaluate an entity’s objectives, policies and processes for managing capital, including disclosures of any externally imposed capital requirements and the consequences of non-compliance.

Our objective when managing capital is to provide a return to our shareholders by fairly pricing our services with the associated level of risk while being able to sufficiently fund future growth initiatives.  We define capital that we manage as the aggregate of its shareholders’ equity, which is comprised of share capital, contributed surplus and retained earnings.

In order to maintain or adjust our capital structure, we, upon approval from our Board of Directors, may issue shares, repurchase shares through a normal course issuer bid, pay dividends or undertake other activities as deemed appropriate under the specific circumstances. The Board of Directors reviews and approves any material transactions out of the ordinary course of business, including proposals on acquisitions or other major investments or divestures, as well as capital and operating budgets.

We set the amount of capital in proportion to risk and manage the capital structure and make adjustments to it based on economic or regulatory changes.  In order to maintain or modify the capital structure, we may seek additional sources of capital.  We have limited reliance on debt facilities and are not subject to any restrictive covenants.  Our capital management objectives, policies and procedures were unchanged since prior year-end.

Changes in Accounting Policies and Practices

Emerging Issues Committee (“EIC”) 173, Credit Risk and the Fair Value of Financial Assets and Financial Liabilities

In January 2009, the CICA issued EIC Abstract 173, “Credit Risk and the Fair Value of Financial Assets and Financial Liabilities”. The EIC requires us to take into account our own credit risk and the credit risk of the counterparty in determining the fair value of financial assets and financial liabilities, including derivative instruments.

EIC 173 is to be applied retrospectively without restatement of prior periods to all financial assets and liabilities measured at fair value in the interim and annual financial statements for periods ending on or after the date of issuance of the Abstract. We have evaluated the impact of adopting this standard on our consolidated financial statements and no changes were made.

RECENT ACCOUNTING PRONOUNCEMENTS NOT YET ADOPTED

Goodwill and Intangible Assets

In February 2008, the CICA issued Handbook Section 3064 (“Section 3064”) Goodwill and Intangible Assets. Section 3064, which replaces Section 3062, Goodwill and Intangible Assets and Section 3450, Research and Development Costs, establishes standards for the recognition, measurement and disclosure of goodwill and intangible assets. The provisions relating to the definition and initial recognition of intangible assets, including internally generated intangible assets, are equivalent to the corresponding provisions of International Reporting Standard IAS 38,

Intangible Assets. This new standard applies to our consolidated interim and annual financial statements beginning July 1, 2009. We are currently evaluating the impact of this standard on our consolidated financial position and results of operations.

Business Combinations

In January 2009, the CICA issued Handbook Section 1582, “Business Combinations,” which replaces the existing standard. This section establishes the standards for the accounting of business combinations, and states that all assets and liabilities of an acquired business will be recorded at fair value. Obligations for contingent considerations and contingencies will also be recorded at fair value at the acquisition date. The standard also states that acquisition related costs will be expensed as incurred and that restructuring charges will be expensed in the periods after the acquisition date and those non-controlling interests would be measured at fair value at the date of acquisition. This standard is equivalent to the International Financial Reporting Standards on business combinations. This standard is applied prospectively to business combinations with acquisition dates on or after January 1, 2011 and earlier adoption is permitted. We are currently evaluating the impact of adopting this standard on our consolidated financial statements.

Non-Controlling Interests

In January 2009, the CICA issued Handbook Section 1602, “Non-Controlling Interests,” which establishes standards for the accounting of non-controlling interests of a subsidiary in the preparation of consolidated financial statements subsequent to a business combination. This standard is equivalent to the International Financial Reporting Standards on consolidated and separate financial statements. The Section is effective for interim and annual financial statements beginning on January 1, 2011 and earlier adoption is permitted. We are currently evaluating the impact of adopting this standard on our consolidated financial statements.

Consolidated Financial Statements

In January 2009, the CICA issued Handbook Section 1601, “Consolidated Financial Statements,” which replaces the existing standard. This Section carries forward existing Canadian guidance for preparing consolidated financial statements other than non-controlling interests. The Section is effective for interim and annual financial statements beginning on January 1, 2011 and earlier adoption is permitted. We are currently evaluating the impact of adopting this standard on our consolidated financial statements.

Financial Instruments – Recognition and Measurement

In June 2009, the CICA amended Handbook Section 3855, “Financial Instruments - Recognition and Measurement,” to clarify the application of the effective interest method after a debt instrument has been impaired. The Section has also been amended to clarify when and embedded prepayment option is separated from its host instrument for accounting purposes. The amendments apply to interim and annual financial statements relating to fiscal years beginning on or after May 1, 2009 for the amendments relating to the effective interest method and January 1, 2011 for the amendment relating to embedded prepayment options. We are currently evaluating the impact of the amendments.

International Financial Reporting Standards (“IFRS”)

Canada’s Accounting Standards Board ratified a strategic plan that will result in generally accepted accounting principles (“GAAP”), as currently used by Canadian public companies, being evolved and converged with IFRS over a transitional period to be completed by 2011.  The official changeover date to IFRS is for interim and annual financial statements related to fiscal years commencing on or after January 1, 2011, specifically July 1, 2011 for us.

We are currently in the process of developing an IFRS changeover plan which will address key areas such as accounting policies, financial reporting, information systems, disclosure controls and procedures and other business activities.  As part of this changeover plan, we are currently identifying differences in accounting policies on an ongoing basis as compared to choices that are in accordance with IFRS 1, First-time Adoption of International Financial Reporting Standards.

We have not yet quantified the effects of the potential significant differences between GAAP and IFRS, which may or may not be material to the financial statements.  The impact of adoption will be monitored on a continual basis and we will update our disclosures quarterly to report on the progress of our IFRS changeover plan.

CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Management is responsible for establishing and maintaining a system of controls and procedures over the public disclosure of financial and non-financial information regarding the Company. Such controls and procedures are designed to provide reasonable assurance that all relevant information is gathered and reported to senior management, including the Chief Executive Officer (CEO) and Chief Financial Officer (CFO), on a timely basis so that appropriate decisions can be made regarding public disclosure.

Internal Control over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting. Management have designed internal control over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with Canadian GAAP. There has been no change in the design of the Company’s internal control over financial reporting during the year ended June 30, 2009, that would materially affect, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

Evaluation of Effectiveness

As required by National Instrument 52-109, Certification of Disclosure in Issuers’ Annual and Interim Filings (NI 52-109) issued by the Canadian Securities regulatory authorities, an evaluation of the effectiveness of the design and operation of the Company’s disclosure controls and procedures and internal control over financial reporting was conducted as of June 30, 2009, by and under the supervision of management, including the CEO and CFO. In making the assessment of the effectiveness of the Company’s disclosure controls and procedures and internal control over financial reporting, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control — Integrated Framework. The evaluation included the certifying officers’ daily interaction with the control systems, walkthroughs, documentation review, observations, enquiries, re-performance, analytical procedures and other tests of controls and audit procedures considered by management to be appropriate in the circumstances. Based on that evaluation, the CEO and CFO have concluded that the Company’s disclosure controls and procedures and internal control over financial reporting were effective as at June 30, 2009.

Limitations on the Effectiveness of Disclosure Controls and Procedures and Internal Controls over Financial Reporting

Our management, including the CEO and CFO, do not expect that our disclosure controls and procedures and internal control over financial reporting will prevent all errors and all fraud. A control system, no matter how well designed and operated, can provide only reasonable assurance that the control system objectives will be met. The likelihood of achievement is affected by limitations inherent in all internal control systems. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple errors or mistakes. Controls can also be circumvented in numerous ways including collusion, overrides and deception. Another inherent limitation in any system of internal control over financial reporting is the increasing complexity of GAAP. With the changing standards, increasing abundance of Canadian, U.S. and International standards and the varying interpretations of GAAP by professional accountants and regulatory authorities it is possible that the judgments and interpretations made by us may differ from that of others. In addition to the inherent limitations, the design of a control system must reflect that there are resource constraints, and the expected benefit of controls must be considered relative to the expected costs. Due to inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected. Further, no evaluation of controls can provide absolute assurance that all control issues within a company will be detected.

DIVIDENDS

Dividends declared per common share for 2009 totaled $0.335, up from $0.175 in 2008.

On August 26, 2009, we declared two cash dividends. The first dividend is a quarterly cash dividend of $0.065 per common share, unchanged from the prior quarter, and the second dividend is a special cash dividend of $0.075 per common share. Both are payable on September 24, 2009 to shareholders of record on September 9, 2009.

OUTSTANDING SHARE DATA

As at August 26, 2009, we had 16,683,494 common shares outstanding.  There were also options to purchase 1,073,355 common shares, which if exercised, would provide us with proceeds of approximately $5.1 million.

On June 30, 2009, we announced our intention to make a normal course issuer bid (the “Bid”) to purchase, through the facilities of the Toronto Stock Exchange, certain of our outstanding common shares. The number of common shares to be purchased during the period of the Bid from July 3, 2009 to July 2, 2010 will not exceed 1,063,295 common shares, or approximately 10% of the public float outstanding on June 26, 2009. Common shares purchased pursuant to the Bid will be cancelled. No purchases related to this Bid were settled during fiscal 2009, however subsequent to year-end we purchased 361,000 common shares at a cost of $3.1 million.

OTHER

Cautionary Statement Regarding Forward-looking Information

This MD&A contains “forward-looking information” within the meaning of applicable Canadian and United States securities legislation. Forward-looking information includes, but is not limited to, information with respect to our objectives, strategies, operations and financial results, competition as well initiatives to grow revenue or reduce retention payments. Generally, forward-looking information can be identified by the use of forward-looking terminology such as “plans”, “expects”, or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, or “does not anticipate”, or “believes” or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might”, or “will be taken”, “occur”, or “be achieved”. Forward-looking information are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Company, to be materially different from those expressed or implied by such forward-looking information, including, but not limited to, changes in economic and political conditions, legislative or regulatory developments, technological developments, third-party arrangements, competition, litigation, risks associated with but not limited to, market conditions, the availability of alternative transactions, shareholder, legal, regulatory and court approvals and third party consents and other factors described in the our latest Annual Information Form filed on SEDAR at www.sedar.com (see above) under the heading “Risk Factors”. Although we have attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Accordingly, readers should not place undue reliance on forward-looking information. We do not undertake to update any forward-looking information, except in accordance with applicable securities laws.

Non-GAAP Measures

This MD&A refers to certain financial measures that are not determined in accordance with GAAP in Canada.  These measures do not have standardized meanings and may not be comparable to similar measures presented by other companies.  Although a measure such as ‘Earnings Before Interest, Income Taxes, Extraordinary Items, Stock-based Compensation, Amortization of Capital and Intangible Assets’ (“EBITA”) do not have standardized meanings prescribed by GAAP, these measures are used herein or can be determined by reference to our financial statements.  “Same branch revenues” is a non-GAAP measure tracked and reported by us and is generally used to compare the average revenue for a particular group of branches in a current period to that same particular group of branches in a prior period. This non-GAAP measure is a way to gauge the performance of a particular group of branches and is directly related to and helps explain changes in total revenue.  Average revenue is defined as revenue for the period divided by the number branches. “Branch operating income” (“BOI”) is a non-GAAP measure tracked and reported by us and is generally used to compare the performance at branch level and includes expenses which primarily relate to the operations of the branch network.  “Regional expenses” is a non-GAAP measure which is used to gauge expenditures at the regional and divisional level and includes compensation of associates including centralized regional departments, Regional Managers, Divisional Vice Presidents and President, as well as other expenses related to the functions of these groups. “Corporate expenses” is a non-GAAP measure which is used to gauge expenditures at the corporate level and includes compensation of associates and related expenses at the corporate office level. These measures are discussed because management believes that they facilitate the understanding of our results of its operational and financial position.

The following table provides a reconciliation of net income in accordance with GAAP to EBITA for the past eight quarters.

EBITA Reconciliation

	2009					2008
(thousands of dollars)	Q4	Q3	Q2	Q1	YTD	Q4	Q3	Q2	Q1

Consolidated Results
Income from continuing operations	1,232	3,067	4,292	6,056	14,647	3,190	2,706	3,207	3,418
Interest	41	12	10	14	77	3	1	3	2
Income tax	700	1,618	1,316	3,237	6,871	2,734	1,323	1,958	1,855
Stock-based compensation	174	240	264	298	976	331	106	96	92
Amortization of capital and intangible assets	1,744	1,523	1,421	1,324	6,012	1,356	1,297	1,375	1,218
EBITA from continuing operations	3,891	6,460	7,303	10,929	28,583	7,614	5,433	6,639	6,585
EBITA from continuing operations adjusted for class action settlements	8,891	6,460	9,213	10,929	35,493	7,614	5,433	6,639	6,585
EBITA from discontinued operations		—	—	—	—	—	(560)	(396)	(402)